SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No. 10

National Interstate Corporation
(Name of Issuer)

Common Shares, Par Value $0.01 Per Common Share
(Title of Class of Securities)

63654U 100
(CUSIP Number)

Vito C. Peraino
Senior Vice President and General Counsel
American Financial Group, Inc.
301 East Fourth Street
Cincinnati, Ohio 45202
                 (513) 369-5611
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ]

CUSIP No. 63654U 100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Financial Group, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,991,694
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,991,694
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,991,694
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14		TYPE OF REPORTING PERSON HC

CUSIP No. 63654U 100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Great American Insurance Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,991,694
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,991,694
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,991,694
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14		TYPE OF REPORTING PERSON IC

Explanatory Note

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends Amendment No. 9 to Schedule 13D (“Amendment No. 9”) which was filed with the United States Securities and Exchange Commission (the “SEC”) on August 1, 2016.  Amendment No. 9 amended Amendment No. 8 to Schedule 13D (“Amendment No. 8”) which was filed with the SEC on July 6, 2016.  Amendment No. 8 amended Amendment No. 7 to Schedule 13D (“Amendment No. 7”) which was filed with the SEC on June 27, 2016. Amendment No. 7 amended Amendment No. 6 to Schedule 13D (“Amendment No. 6”) which was filed with the SEC on March 7, 2016.  Amendment No. 6 amended Amendment No. 5 to Schedule 13D (“Amendment No. 5”) which was filed with the SEC on December 23, 2015 which Amendment No. 5 amended and restated in its entirety the Schedule 13D originally filed by American Financial Group, Inc., an Ohio corporation (the “Registrant”), with the SEC on February 5, 2014 with respect to the common shares, par value $0.01 per share (the “Common Shares”), of National Interstate Corporation, an Ohio corporation (the “Issuer”).  The Common Shares beneficially owned by the Registrant are owned of record by Great American Insurance Company (“Great American”), an Ohio corporation and wholly-owned subsidiary of the Registrant.  The Registrant and Great American are collectively referred to in this Amendment as the “Reporting Persons.”

Except as set forth below, all previous Items are unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is amended by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 of Schedule 13D is amended by adding the following:

On November 10, 2016, the Issuer completed the previously announced merger (the “Merger”) of GAIC Alloy, Inc. (“Merger Sub”), an Ohio corporation, with and into the Issuer, whereby the separate corporate existence of Merger Sub ceased and the Issuer became a wholly-owned subsidiary of Great American. The Merger was effected pursuant to an Agreement and Plan of Merger, dated as of July 25, 2016, by and among Great American, Merger Sub and the Issuer, as amended by Amendment No. 1, dated as of August 15, 2016 (the “Merger Agreement”). The Merger Agreement was adopted by the shareholders of the Issuer (the “Shareholders”) at a special meeting of the Shareholders held on November 10, 2016 (the “Special Meeting”). The Merger became effective on November 10, 2016 (the “Effective Time”) pursuant to the Certificate of Merger that was filed with the Secretary of State of the State of Ohio on such date following the Special Meeting.

At the Effective Time, each outstanding Common Share of the Issuer (other than Common Shares owned by the Issuer, any wholly-owned subsidiary of the Issuer, Great

American and Merger Sub) was converted into the right to receive $32.00 per Common Share in cash, without interest and less any required withholding taxes (the “Merger Consideration”). In addition, the Issuer declared a special cash dividend of $0.50 per Common Share payable to Shareholders of record immediately prior to the Effective Time (the “Special Dividend”). The Special Dividend was funded by the Issuer with the Issuer’s dividend paying agent and will be paid promptly following completion of the Merger.

At the Effective Time, each outstanding option to purchase Common Shares granted under the Issuer’s Long Term Incentive Plan (the “Company Options”), whether or not vested, was cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (a) the excess, if any, of (i) the sum of the Merger Consideration and $0.50 over (ii) the per share exercise price for such Company Option and (b) the total number of Common Shares underlying such Company Option, less applicable taxes required to be withheld. In addition, at the Effective Time, each outstanding award of restricted Common Shares granted under the Issuer’s Long Term Incentive Plan (the “Company Restricted Share Awards”) was cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration and (ii) the number of Common Shares subject to such Company Restricted Share Award, less applicable taxes required to be withheld. In addition, each Company Restricted Share Award entitles the holder of the shares thereunder to the Special Dividend.

Pursuant to the Merger Agreement, at the Effective Time, all members of the Company’s Board of Directors (Joseph E. Consolino, Ronald J. Brichler, I. John Cholnoky, Patrick J. Denzer, Gary J. Gruber, Donald D. Larson, Tony J. Mercurio, David W. Michelson, Norman L. Rosenthal, Donald W. Schwegman and Alan R. Spachman) resigned from the Company’s Board of Directors as of the Effective Time. Additionally, the directors of Merger Sub immediately prior to the Effective Time (Ronald J. Brichler, Joseph E. Consolino, Gary J. Gruber and Donald D. Larson) became the directors of the surviving corporation immediately after the Effective Time, and the officers of the Company immediately prior to the Effective Time became the officers of the surviving corporation immediately after the Effective Time.

Pursuant to the Merger Agreement, at the Effective Time, the fourth amended and restated articles of incorporation of the Company were amended to read the same as the articles of incorporation of Merger Sub in effect immediately prior to the Effective Time and as so amended will be the articles of incorporation of the surviving corporation.

Pursuant to the Merger Agreement, at the Effective Time, the amended and restated code of regulations of the Company was amended to read the same as the code of regulations of Merger Sub in effect immediately prior to the Effective Time and as so amended will be the code of regulations of the surviving corporation.

On November 10, 2016, in connection with the completion of the Merger, the Issuer notified The NASDAQ Stock Market LLC (“NASDAQ”) of the completion of the Merger and requested that trading in the Common Shares be suspended and that the Common Shares be withdrawn from listing on the NASDAQ Global Select Market. On November 10, 2016, NASDAQ filed a notification of removal from listing on Form 25 with the SEC with respect to the Common Shares to report the delisting of the Common Shares from the NASDAQ Global Select Market and suspend trading of the Common Shares on the NASDAQ Global Select Market as of the close of trading on November 10, 2016.

The Issuer intends to file with the SEC a certificate and notice of termination on Form 15 with respect to the Common Shares, requesting that the Common Shares be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the reporting obligations of the Issuer with respect to the Common Shares under Sections 13 and 15(d) of the Exchange Act be suspended.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           See Items 11 and 13 on pages 2 and 3 of this Schedule 13D.

(b)           See Items 7, 9 and 11 on pages 2 and 3 of this Schedule 13D.

(c)           Not Applicable, other than as disclosed in this Item 4.

(d)           Not Applicable.

(e)           Not Applicable.

Item 7.  Material to be Filed as Exhibits.

99.1	Press Release dated November 10, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 14, 2016

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Mark A. Weiss
Mark A. Weiss
Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Sue A. Erhart
Sue A. Erhart
Senior Vice President and General Counsel